Exhibit 2.10

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Perpetual Energy Inc. (“Perpetual” or the “Company”)

Suite 3200, 605 – 5th Avenue S.W.

Calgary, Alberta

T2P 3H5

2.	Date of Material Change:

April 13, 2016

3.	News Release

On April 13, 2016 at Calgary, Alberta, a news release was issued and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

On April 13, 2016, Perpetual announced (i) a proposal to swap its 8.75% senior notes due March 15, 2018 (the “2018 Senior Notes”) and its 8.75% senior notes due July 23, 2019 (the “2019 Senior Notes” and together with the 2018 Senior Notes, the “Senior Notes”) for a portion of the Tourmaline Oil Corp. shares (the “Tourmaline Shares”) owned by Perpetual (the “Securities Swap Proposal”); (ii) its intention to enter into a new margin loan arrangement (the “New Margin Loan”); and (iii) effective April 1, 2016, the available capacity under Perpetual’s revolving credit facility with a syndicate of banks was reduced from $20 million to $6 million.

5.	Full Description of Material Change:

5.1	Full Description of Material Change

Securities Swap Proposal

Pursuant to the Securities Swap Proposal, Perpetual is proposing to swap a minimum of $75 million aggregate principal amount of the Senior Notes up to $150 million aggregate principal amount of the Senior Notes, or such greater amount as Perpetual may determine, for between 1.58 million and up to 3.15 million Tourmaline Shares on the basis of 21 Tourmaline Shares for each $1,000 principal amount of the 2018 Senior Notes and 20 Tourmaline Shares for each $1,000 principal amount of the 2019 Senior Notes. In addition to the principal amount, and in each case, accrued and unpaid interest on the Senior Notes will be paid.

The Securities Swap Proposal is open for acceptance by holders of Senior Notes until 5:00 p.m. (Toronto time) on April 27, 2016, or such later time and date on which the Securities Swap Proposal may be extended by Perpetual.

Perpetual’s Chairman, Clayton H. Riddell and companies controlled by him together with Perpetual’s other directors and officers hold approximately $129 million aggregate principal amount of the Senior Notes (approximately $73 million of 2018 Senior Notes and approximately $56 million of 2019 Senior Notes) (collectively, the “Director and Officer Notes”). It is anticipated that all of the approximately $129 million of Director and Officer Notes will be tendered to the Securities Swap Proposal. The Securities Swap Proposal has been designed to provide holders of Senior Notes (other than Perpetual’s directors and officers and companies controlled by directors and officers) with right of first acceptance or liquidity for up to $75 million of Senior Notes tendered (the “Non-Insider First Liquidity Right”). The Non-Insider First Liquidity Right allows for non-insider holders of Senior Notes to have their Senior Notes swapped in priority to the Director and Officer Notes for up to $75 million of Senior Notes tendered.

The Tourmaline Shares to be received by holders of Senior Notes who tender their Senior Notes to the Securities Swap Proposal will be freely tradeable and can be traded by the holders without any restriction under applicable securities legislation, such as hold periods, except in the case of a distribution by a control person of Tourmaline.

The Securities Swap Proposal in so far as it involves the Director and Officer Notes is a “related party transaction” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Securities Swap Proposal was approved by the board of directors of Perpetual (the “Board”) on April 12, 2016. The Board, acting in good faith, and the independent members of the Board, acting in good faith, determined that Perpetual is in serious financial difficulty, that the Securities Swap Proposal is designed to improve Perpetual’s financial position and that the terms of the Securities Swap Proposal are reasonable in the Company’s circumstances (the “Financial Hardship Determinations”). The Financial Hardship Determinations were made pursuant to Subsections 5.5(g) and 5.7(e) of MI 61-101 and exempted Perpetual from the formal valuation and minority approval requirements in Subsections 5.4 and 5.6 of MI 61-101, respectively. This material change report is being filed less than 21 days before the closing of the Securities Swap Proposal. This shorter period is reasonable and necessary in the circumstances as the Company wants to complete the Securities Swap Proposal as expeditiously as possible given the current market conditions and trading price for the Tourmaline Shares.

The Securities Swap Proposal was sent to holders of Senior Notes on April 14, 2016 and holders of Notes are urged to evaluate carefully all information regarding the Senior Notes and to consult their own investment, legal, tax and other professional advisors and to make their own decision whether to accept the Securities Swap Proposal.

BMO Capital Markets is acting as advisor to the Corporation in connection with the Securities Swap Proposal.

New Margin Loan

The New Margin Loan will provide for more advantageous terms and reduce the number of Tourmaline Shares pledged to current margin arrangements from 5.25 million shares to approximately 2.1 million Tourmaline Shares leaving approximately 3.15 million Tourmaline Shares available to Perpetual. The New Margin Loan extends the maturity date from October 31, 2016 through April 30, 2017. The total credit under the New Margin Loan is expected to be approximately $20 million to $25 million. In the event that less than 3.15 million Tourmaline Shares are utilized in the Securities Swap Proposal, Perpetual may utilize such excess shares for additional liquidity at the same initial loan to value funding ratio of 40% (subject to lender approval at that time). Proceeds from the New Margin Loan along with available cash on hand will be utilized to repay in full the outstanding $42 million margin loan with its syndicate of lenders.

Credit Facility

Effective April 1, 2016, the available capacity under Perpetual’s revolving credit facility with a syndicate of banks was reduced from $20 million to $6 million. While the next scheduled borrowing base redetermination was October 31, 2016, the agent for Perpetual’s syndicate of lenders (the “Lenders”) exercised their discretion to re-determine the borrowing base at any time. The significant decline in commodity prices caused the Lenders to further reduce price forecasts used in evaluating the Company’s borrowing base. The Company is currently undrawn on its credit facility. Outstanding letters of credit totaling $5.4 million reduce availability under the credit facility to a de minimis amount.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in the United States or in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities referenced herein may not be offered or sold in the United States except in transaction exempt from or not subject to the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

Forward-Looking Information

Certain information regarding Perpetual in this material change report including management’s assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding the Securities Swap Proposal and the timing for its completion and the intended participation by insiders of the Company, and the expected credit under the New Margin Loan,. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions, and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Perpetual’s Annual Information Form and MD&A for the year ended December 31, 2015 and those included in other reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual’s website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business numbers of the executive officer of Perpetual who is knowledgeable of the material change and this report is:

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Telephone: (403) 269-4400

Facsimile: (403) 269-4444

9.	Date of Report:

April 22, 2016